EXHIBIT 99.4

CONSOLIDATED MERCANTILE INCORPORATED
106 Avenue Road, Toronto, Ontario, M5R 2H3

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION
This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Consolidated Mercantile Incorporated (the “Company” or “CMI”) for use at the Company's Annual Meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting (“Notice”).  It is expected that this solicitation, made by management of the Company, will be primarily by mail.  Proxies may also be solicited by telephone or in person by officers and directors of the Company.  The cost of such solicitation will be borne by the Company.

ADVICE TO BENEFICIAL SHAREHOLDERS
Only registered holders of common shares of the Company, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, common shares of the Company that are beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Management Information Circular, the form of proxy, the 2007 Annual Report (which includes management’s discussion and analysis) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.  Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise complete the form of proxy in accordance with its directions and deposit it with Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department; or

(b)
be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING OF PROXIES
The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a company, under its corporate seal, by an officer or attorney thereof, duly authorized.

The persons named in the enclosed form of proxy are officers and/or directors of the Company.  A shareholder has the right to appoint as his proxy holder a person (who need not be a shareholder) to attend and to act on his behalf at the Meeting other than the persons designated in the form of proxy accompanying this circular.  A shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to the Company's Registrar and Transfer Agent, Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder may revoke a proxy by depositing an instrument in writing executed by him or his attorney authorized in writing at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

The shares represented by proxy will be voted for, voted against or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.  If a shareholder does not specify how their shares are to be voted with respect to the election of directors and/or the appointment of auditors and/or the authorization of the directors to fix the remuneration of the auditors, such shares will be voted, on any ballot that may be called for, in respect of such matters as set out herein.

If any amendments or variations to matters identified in the Notice are proposed at the Meeting or if any other matters properly come before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting.  Management knows of no such amendments or variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Company's Common Shares are the only class of shares entitled to vote at the Meeting.  As at March 3, 2008, 5,081,207 Common Shares are outstanding, each having the right to one vote per share at the Meeting.

The date for the determination of shareholders entitled to receive Notice of the Meeting (the “Record Date”) has been fixed at the close of business on March 10, 2008.  In accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”), the Company will have a list of holders of Common Shares prepared not later than 10 days after the Record Date.  Each holder of the respective shares named therein will be entitled to vote the shares listed opposite his name at the Meeting except to the extent that (a) the shareholder has transferred any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

Principal Shareholders
To the knowledge of the Company's directors and officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted at the Meeting other than Mar-Risa Holdings Inc. (“Mar-Risa”), an Ontario corporation holding an aggregate of 2,612,894 Common Shares (51.42%), with 1,475,394 of these Common Shares held through its wholly-owned subsidiary, DG Acquisition Corp. (“DG”), an Ontario corporation.  Mar-Risa is indirectly controlled by Fred A. Litwin, President and a Director of the Company.

ELECTION OF DIRECTORS
Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s by-laws.

The statement as to the shares of the Company beneficially owned or over which control or discretion is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned.  The names of the nominees for election as directors, their positions with the Company, the year they become a director of the Company and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

Number of
Common Shares
Name                                                      Principal Occupation                                     Director Since           Beneficially Held (1)

Fred A. Litwin (5)                                Executive                                                         October 31, 1968                    2,779,193 (2)
President
Toronto, Ontario, Canada

Stan Abramowitz                                  Chief Financial Officer,                                 December 14, 1989                        Nil
Secretary                                                Forum Financial Corporation,
Toronto, Ontario, Canada                   a management holding company

Sol D. Nayman (3)(4)(5)                    President,                                                        June 24, 2004                                 Nil
Toronto, Ontario, Canada                   S.D. Nayman Management Inc.,
a business consulting company

Ian Dalrymple (3)(4)                          Chief Investment Officer,                               April 27, 2006                                Nil
Toronto, Ontario, Canada                  Northwood Stephens Private Counsel Inc.,
a portfolio management firm

Mark E. Dawber (3)(4)                       Chartered Accountant                                   October 23, 2006                           Nil
Toronto, Ontario, Canada                   and Consultant

NOTES:	(1)	The information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective directors individually.
(2)
Fred A. Litwin, President and a Director of the Company, directly controls 92,414 Common shares and indirectly controls 2,612,894 Common shares through Mar-Risa, 49,119 Common shares through Forum Financial Corporation (“Forum”) and 24,766 Common shares through First Corporate Equity Ltd. (“First Corporate”).

(3)	Member of Audit Committee.
(4)	Member of the Corporate Governance Committee.
(5)
During the ten-year period prior to the date hereof, Fred A. Litwin and Sol D. Nayman were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

EXECUTIVE COMPENSATION

Summary Compensation Table
The following table provides a summary of compensation earned during each of the Company's last three fiscal years by the Company's Chief Executive Officer, the Chief Financial Officer and each of the Company’s most highly compensated executive officers where total salary and bonus exceeded CDN$150,000 during such year (“Named Executive Officers”) other than the Chief Executive Officer and Chief Financial Officer.

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Number of Common Shares Under Option Plan
Fred A. Litwin	2007	Nil	(2)	$266,000	-
President & CEO	2006	Nil	Nil	$312,000	-
	2005	Nil	Nil	$261,000	39,375

Daniel S. Tamkin	2007	Nil	(2)	Nil	-
Vice President	2006	Nil	Nil	Nil	-
	2005	Nil	Nil	Nil	70,000

Stan Abramowitz	2007	Nil	(2)	Nil	-
Secretary & CFO	2006	Nil	Nil	Nil	-
	2005	Nil	$ 75,000	Nil	28,125

NOTES:	(1)
The amounts in this column relate to management fees paid by the Company and Distinctive Designs Furniture Inc. (“Distinctive”), one of the Company’s subsidiaries, to Forum Financial Corporation (“Forum”) for management, administrative and financial consulting services provided during the fiscal period. Forum is controlled by Fred A. Litwin.

Effective December 28, 2007, the Company sold its investment interest in Distinctive.

(2)
On December 31, 2007, upon completion of the Company’s disposition of its investment interest in Polyair Inter Pack Inc., a bonus payment totalling $500,000 became payable to Forum and the above referenced officers.

Employment Contract
There are no employment contracts between the Company and the Named Executive Officers and no compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company, from a change of control of the Company or a change in the Named Executive Officers’ responsibilities following a change-in-control together with the amount involved.

Compensation of Directors
The Company does not have a compensation committee of its board of directors.  All matters relating to executive compensation are dealt with by the full board of directors.  During the fiscal year of the Company ended December 31, 2007, the board of directors consisted of the following individuals: Fred A. Litwin, Stan Abramowitz, Sol D. Nayman, Ian Dalrymple and Mark E. Dawber.  Each director of the Company who is not a salaried officer or employee of the Company or its operating subsidiaries is entitled to an annual retainer fee of $5,000.  In addition, the Chairman of the Audit Committee receives an additional annual retainer fee of $5,000.

Options Granted during the Fiscal Year Ended December 31, 2007
There were no options granted to Executive Officers of the Company during the fiscal year ended December 31, 2007.

Options Exercised during the Fiscal Year Ended December 31, 2007
There were no options outstanding during the fiscal year ended December 31, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information
As of December 31, 2007, the Corporation’s most recently completed financial year-end, the Corporation’s Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	NIL	N/A	357,500
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	NIL	N/A	357,500

Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares with a cumulative total return of the TSX 300 Composite Index for the period commencing December 31, 2002 and ending December 31, 2007.
MANAGEMENT CONTRACT
Administrative services are provided to the Company and its subsidiaries by Forum Financial Corporation, 106 Avenue Road, Toronto, Ontario for an annual fee of $240,000.  These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company's and its subsidiaries’ various investment interests.  Additionally, at the Company's request, Forum analyzes potential investments, business opportunities and ventures on a fee-for-service basis.

APPOINTMENT AND REMUNERATION OF AUDITORS
Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of Kraft Berger LLP, Chartered Accountants (“Kraft Berger”), as auditors of the Company, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. Kraft Berger have been the auditors of the Company since 2000.

Audit Fees
Audit fees paid to Kraft Berger totaled $61,710 in fiscal 2007 and $57,120 in fiscal 2006.  Audit fees comprise professional services for the audit of the Company’s annual financial statements, interim review procedures performed in connection with the Company’s quarterly reports and services provided in connection with the Company’s statutory and regulatory filings which includes the audit of the tax provision and fees for accounting consultation and statutory audits of subsidiaries.

Audit-Related Fees
There were no audit-related fees paid to Kraft Berger in fiscal 2007 and in fiscal 2006.

Tax Fees
Fees paid to Kraft Berger for tax services, including tax compliance, tax advice and tax planning, totaled approximately $Nil in fiscal 2007 and $1,900 in fiscal 2006.

All Other Fees
There were no fees paid to Kraft Berger for services other than those reported in the categories above in fiscal 2007 and in fiscal 2006.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
During the period under review, Distinctive paid to Forum an agreed upon fee of $26,000 for management and consulting services rendered.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is the controlling shareholder of Forum.  Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to 337572 Ontario Limited an agreed upon fee of $273,044 for management and consulting services rendered.  Alan Kornblum, the President and director of Distinctive, is a director and controlling shareholder of 337572 Ontario Limited.

During 2007, Distinctive paid rent of $211,598 to Genterra Inc. (“Genterra”) for warehouse space located at 140 Wendell Avenue, Toronto, Ontario.  The space is now rented by Distinctive on a month to month basis for $8,949 per month.  Alan Kornblum is an officer and/or director of Distinctive and Genterra.  Stan Abramowitz is an officer and/or director of the Company and Genterra.  Effective December 28, 2007, the Company sold its investment interest in Distinctive.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

In fiscal 2005, the CSA finalized, and the Company became subject to, National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance which establish corporate governance guidelines which apply to all public companies.  The following disclosure of the Company’s approach to corporate governance outlines the various procedures, policies and practices that the Company and the Board of Directors have implemented to address all of the foregoing requirements and, where appropriate, reflect current best practices.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development, and therefore these guidelines have not been adopted.

Corporate Governance Guidelines
To enhance the Company’s commitment to maintaining a high standard of corporate governance, the Board of Directors adopted the Corporate Governance Guidelines in fiscal 2004.  The Corporate Governance Guidelines assist the Board of Directors with respect to meeting the Company’s corporate governance responsibilities.  Among other things, the Corporate Governance Guidelines address the following matters:
►
Board Committees – including maintaining an audit committee, disclosure committee and a governance committee which must operate in accordance with applicable law, their respective charters as adopted and amended from time to time by the Board, and the applicable rules of the Toronto Stock Exchange and/or any other exchange or market on which the Company’s securities are listed or traded;

►
Board Meetings – including a requirement that the directors conduct executive sessions where non-management directors (i.e., directors who are not company officers) meet without management participation. The chairman of the governance committee shall be the presiding director for each executive session; and

►
Board’s Relationship with Management – including a requirement for the Board to provide each director with complete access to the management of the Company, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption of the Company's management, business and operations.

Board of Directors
As at December 31, 2007, the Board was comprised of five directors, being Fred A. Litwin, Stan Abramowitz, Sol D. Nayman, Ian Dalrymple and Mark E. Dawber.  The Board of Directors has concluded that a majority of the Company’s directors, specifically three out of five (or 60%), are “independent”.  The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations. Each of Mr. Nayman, Mr. Dalrymple and Mr. Dawber meet the definitions of independence under applicable securities laws and stock exchange regulations and are considered by the Board to be independent.  Mr. Dawber, effectively, serves as the lead director of the independent directors.

Mr. Litwin, the Chairman of the Board of Directors, is not considered to be independent because he is President of the Company, and directly owns 1.82% of the Company and indirectly controls approximately 52.88% of the Company through Mar-Risa, Forum and First Corporate.  Mr. Abramowitz is not considered to be independent because he is the Chief Financial Officer of Forum.  Mr. Litwin has been associated with the Company since 1968 and has been instrumental in its growth and success over the years.  The early role of Mr. Litwin in the Company and his guidance of its successful development since that time makes him uniquely suited to fulfil his role as President and to serve as a member of the Board.  Mr. Abramowitz, who is a chartered accountant with a significant public accounting background, plays a key role in the interaction between management and the Board with respect to the Company's financial affairs, and his expertise in financial matters makes him well suited to serve as Chief Financial Officer, Secretary and as a member of the Board.

Certain directors of the Company are also directors of other public corporations in Canada and in other jurisdictions. Mr. Nayman serves as a director of Polyair Inter Pack Inc., a Canadian public corporation.  Messrs. Abramowitz, Nayman and Dawber serve as directors of Genterra Inc., a Canadian public corporation.  Apart from these relationships, no director of the Company sits on the board of a public corporation on which another director of the Company also sits.  The Board of Directors does not view these relationships as interfering in any way with the exercise of the independent judgment of these directors or affecting the proper function or operation of the Board.  Mr. Dalrymple is a director of Synergx Systems Inc., a U.S. public corporation.  For information regarding the compensation of directors, see “Executive Compensation – Compensation of Directors”.

Mandate of the Board
The mandate of the Board, as prescribed by the Business Corporations Act (Ontario), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its audit committee, corporate disclosure committee and corporate governance committee.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget, reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives, reviewing succession planning, assessing management's performance against approved business plans and industry standards, reviewing and approving the reports and other disclosure issued to shareholders, ensuring the effective operation of the Board and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.  The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable.

In keeping with its overall responsibility for stewardship of the Company, the Board is responsible for the integrity of the Company's internal control and management systems and for the Company's policies respecting corporate disclosure and communication.

Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

The positions of Chairman, President and CEO are combined.  The Board believes the Company is well serviced and the independence of the Board from management is not compromised by the combined role.  The Board does not, and does not consider it necessary, to have any formal structures or procedures in place to ensure that the Board can function independently of management.  The Board believes that its current composition, in which only two of five are or will be a member of management, is sufficient to ensure that the Board can function independently of management.

Nomination and Assessment
The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President/CEO.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

The Board does not at present have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time.  The Board plans to continue evaluating its own effectiveness on an ad hoc basis.  The current size of the Board is such that the entire Board takes responsibility for selecting new directors and assessing current directors.  Proposed director's credentials are reviewed in advance of a Board Meeting with one or more members of the Board prior to the proposed director's nomination.

New directors are provided with an information package about the Company and are briefed on strategic plans, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required.  The Board is comprised of individuals with varying backgrounds, who have many years of collective experience in managing and maintaining operations of publicly traded companies.  Board members are encouraged to take courses that will continue to update their knowledge of any changes in regulatory and reporting requirements, as well as communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance.  Board members have full access to the Company's records.  Reference is made to the table under the heading "Election of Directors" for a description of the current principal occupations of the Company's Board.

Orientation and Continuing Education
By ensuring that the Board members are properly informed of the business of the Company, the Board considers that it complies with this guideline.  Newly appointed directors are provided with the Company's continuous disclosure documents and minutes of previous meetings of the Board.  The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including the commitment of time required.  The Board ensures its members’ skills and knowledge are maintained for the performance of their necessary functions through self-assessment procedures.

Compensation of Directors
The Company does not have a compensation committee of its board of directors.  All matters relating to executive compensation are dealt with by the full board of directors.  For information regarding the compensation of directors, see “Executive Compensation – Compensation of Directors”.

Meetings of the Board and Committees
The Board of Directors meets regularly to review the business operations and financial results of the Company.  Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company.  The Chair reviews the agenda for each Board meeting with management.  The Board of Directors also functions independently of management by virtue of the meetings of the Audit Committee and the Corporate Governance Committee, each of which is comprised of only independent directors.  These committee meetings also serve as in camera executive sessions of the independent directors without management present.  During the fiscal year ended December 31, 2007, the number of Board and committee meetings held and the attendance of directors at these meetings were as follows:

►           6 Board meetings;
►           4 Audit Committee meetings;
►           4 Corporate Governance Committee meetings; and
►           9 Corporate Disclosure Committee meetings.

Director	Board Meetings	Committee Meetings
Fred A. Litwin	5 of 6 (83%)	9 of 9 (100%)
Stan Abramowitz	6 of 6 (100%)	9 of 9 (100%)
Sol D. Nayman	6 of 6 (100%)	8 of 8 (100%)
Ian Dalrymple	5 of 6 (83%)	7 of 8 (88%)
Mark E. Dawber	6 of 6 (100%)	8 of 8 (100%)

The Board meets at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Board Committees
Currently, each of the Audit Committee and the Corporate Governance Committee are composed of non-management directors all of whom are considered to be “independent” as determined under applicable securities laws and stock exchange regulations.

The Corporate Disclosure Committee, a committee comprised of management representatives, meets quarterly, and, as otherwise required, to discuss disclosure issues and associated processes and compliance.

Audit Committee
Currently, the members of the Audit Committee are Messrs. Sol D. Nayman, Ian Dalrymple and Mark E. Dawber.  The Audit Committee has direct communication channels with the Company’s internal finance department to review issues as appropriate and meets directly with external auditors of the Company on a regular basis.  On March 29, 2005, the Board of Directors adopted an Audit Committee Charter which is attached as a Schedule to the Company’s annual information form that is available on SEDAR at www.sedar.com.  The Audit Committee Charter outlines, among other things, the mandate of the Audit Committee to:

►	oversee the integrity of the Company’s financial statements and financial reporting process;
►           oversee the qualifications and independence of the Company’s external auditors;
►           oversee the scope of the annual audit plan;
►           oversee the work of the Company’s financial officers and executives and external auditors; and
►           provide an open avenue of communication between the external auditors, the Board and management.

In accordance with applicable securities laws and stock exchange regulations, each of the members of the Audit Committee is “financially literate”.  Mr. Dawber, the Audit Committee Chairman, is a Chartered Accountant and is considered to be a “financial expert”.  Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience.

Corporate Governance Committee
Currently, the members of the Governance Committee are Messrs. Sol D. Nayman, Ian Dalrymple and Mark E. Dawber.  Generally, the Governance Committee oversees and assesses the functioning of the Board of Directors and the committees of the Board of Directors and identifies and recommends qualified director candidates for election to the Board of Directors.  During fiscal 2005, the Board of Directors adopted the Corporate Governance Committee Charter which outlines, among other things, the responsibilities of the Corporate Governance Committee with respect to developing and recommending to the Board of Directors the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Company.  Annually, the Corporate Governance Committee will assess the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors as a whole and directors to possess in order to add value to the Company, and the competencies, skills and personal qualities of existing directors.  Based on this assessment, the Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors. When required, the Corporate Governance Committee will evaluate potential candidates for director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs.  In accordance with its Charter, the Corporate Governance Committee has also implemented policies to enable an individual director to engage an outside advisor at the expense of the Company with the approval of the Corporate Governance Committee.

Corporate Disclosure Committee
CMI has also reviewed its disclosure process to ensure the integrity of the information it provides to the market and to enhance the transparency of its disclosure. The Company’s Disclosure Policy articulates the strategies and tactics used by CMI to disclose material information to the public in accordance with appropriate securities laws and regulations.  Further, CMI believes that each and every employee has an obligation to ensure material information—or information that has the potential to be deemed material—is brought to the attention of the Company’s management for consideration.  A Disclosure Committee has been established and has been actively involved in the review of 2007 disclosure.  The Disclosure Committee, which was appointed by and reports to the Board, is comprised of the Chief Executive Officer (Mr. Litwin) as Chair and the Chief Financial Officer (Mr. Abramowitz).

Position Descriptions
While the Company has not developed written position descriptions for the chairs of the Board or of any committee of the Board, chairs of the Board and of its various committees are expected to supervise the activities of the Board and such committees and to ensure that the Board and such committees are taking all steps necessary to fulfil their respective mandates.  The Board has a clearly defined mandate which imposes certain limits on the powers of management.  The Board believes that it is responsible for overseeing the affairs of the Company and that the Chief Executive Officer is responsible for implementing the Company's strategic plan and business objectives as prepared by management and submitted to the Board annually.  The Company has not developed a formal mandate for the Chief Executive Officer as it considers that the Chief Executive Officer’s role is to implement the Company’s plan and objectives.  The Corporate Governance Committee will review the performance of the Chief Executive Officer annually.

Ethical Business Conduct
On March 29, 2005, the Board adopted and implemented policies regarding a Code of Business Conduct and Ethics, which the Company distributed to all of its directors, officers, employees, agents and representatives, including consultants.  The objectives of this Code are summarized as follows:
Code of Business Conduct and Ethics:
This Code states that all directors, officer, employees, agents and representatives, including consultants, of the Company must:

►	obey applicable laws and regulations governing the Company's business conduct;
►           avoid all conflicts of interest between work and personal affairs;
►	refrain from insider trading;
►
respect the rights of and deal fairly with the Company's customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice;

►
avoid any discrimination or harassment against any group or individual, whether on the basis of race, colour, religion, national or ethnic origin, age, gender, sexual orientation, marital status, physical or mental disability, or on the basis of any other personal characteristics protected by law;

►           strive to create a safe workplace and to protect the environment;
►	promote honest and accurate recording and reporting of information in order to make responsible business decisions;
►           maintain the confidentiality of confidential information;
►           protect and preserve the Company's assets and ensure their efficient use;
►	avoid giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business; and
►           cooperate in internal investigations of misconduct.

The Code of Ethics referred to above is available on SEDAR at www.sedar.com.

Response to Shareholders
Management is available to shareholders to respond to questions and concerns on a prompt basis.  The Board believes that its communications with shareholders and the avenues available for shareholders and others interested in the Company to have their inquiries about the Company answered are responsive and effective.

Expectations of Management
The Board works closely with members of management.  The Board's access to information relating to the operations of the Company is through the membership on the Board of key members of management and, as necessary, the attendance by other members of management at the request of the Board, are key elements to the effective and informed functioning of the Board of the Company.

The Company's senior management have formed a committee which meets regularly to permit decisions affecting the different aspects of the Company's business to be co-coordinated and integrated across all areas of the Company's operations.  All of the directors of the Company who hold management positions in the Company are also members of this committee.  Their presence at the meetings of the management committee fosters an awareness of, and familiarity with, the day-to-day issues affecting the Company which they are then able to impart to other members of the Board.

The Board expects the Company's management to take the initiative in identifying opportunities and risks affecting the Company's business and finding means to deal with these opportunities and risk for the benefit of the Company.  The Board is confident that the Company's management responds ably to this expectation.

ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com.  Security holders may request copies of the Company’s Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations by emailing their requests to info@consolidatedmercantile.com.

Financial information is provided in the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results for its most recently completed financial year.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING
Management does not know of any matters to come before the Meeting other than as set forth in the Notice.  However, if other matters, which are not known to management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the proxy.

APPROVAL
The contents and distribution of this Management Information Circular have been approved by the Company's Board of Directors.

“Signed”
                               Toronto, Ontario
STAN ABRAMOWITZ, SECRETARY                                                                                                                                          March 14, 2008